STEVENS & LEE

LAWYERS & CONSULTANTS

111 North 6th Street

P.O. Box 679

Reading, PA 19603-0679

(610) 478-2000 Fax (610) 376-5610

www.stevenslee.com

Direct Dial:	(610) 478-2184
Email:	dws@stevenslee.com
Direct Fax:	(610) 988-0815

April 18, 2016

Mr. Michael Clampitt

Senior Counsel

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4720

Re:	Univest Corporation of Pennsylvania

Registration Statement on Form S-4

Filed February 26, 2016

File No. 333-209759

Dear Mr. Clampitt:

We are responding to your letter, dated March 16, 2016, relating to the aforementioned Registration Statement of Univest Corporation of Pennsylvania (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response. In addition to the comment responses, please note that Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) filed this date includes updated financial and pro forma information as of and for the period ended December 31, 2015.

Cover Page of Prospectus/Proxy Statement

1.	Please disclose that the merger is subject to a floor price, as discussed in the two bullet points at the bottom of page 19. In addition, please disclose that if the price falls below the floor and Fox Chase exercises its right to terminate the merger agreement, Univest may prevent termination by increasing the consideration to be received by holders of Fox Chase common stock, in the form of Univest common stock.

The Company has revised the disclosure on the cover page of Amendment No. 1 as requested.

Philadelphia  •  Reading  •  Valley Forge  •  Allentown  •  Harrisburg  •  Lancaster  •  Scranton

Wilkes-Barre  •  Princeton  •  Charleston  •  New York  •  Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Michael Clampitt

Securities and Exchange Commission

April 18, 2016

The Merger Agreement

Representations and Warranties, page 77

2.	We note your statement in the third full paragraph on page 78 that the “merger agreement is described [in the prospectus], and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Fox Chase, Univest or their respective businesses.” Please revise to remove any implication that the referenced merger agreement and the description thereof do not constitute public disclosure under the federal securities laws. Also please ensure that you make corresponding revisions elsewhere in your prospectus, such as in the last paragraph on page 109.

The Company has deleted the identified statement on both pages 78 and 109 of Amendment No. 1.

Material United States Federal Income Tax Consequences…, page 88

3.	Refer to the first full paragraph on page 89. Your tax disclosure should not assume the tax consequences in issue, i.e., “[a]ssuming that the merger will be treated as a reorganization….” Please revise to state clearly that it is the opinion of counsel that the merger will constitute a reorganization, rather than assuming it qualifies as such.

The Company has revised the tax disclosure on page 89 of Amendment No. 1 to clearly state that it is the opinion of counsel that the merger will constitute a reorganization.

Incorporation of Certain Documents by Reference, page 107

4.	Revise to update for recently filed documents.

The Company has revised Amendment No. 1 to update the S-4 to incorporate by reference recently filed documents.

Exhibits

General

5.	Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement.

•	The Retention Bonus Agreement entered into by Roger S. Deacon; and

•	The Consulting Agreement entered into by Jerry D. Holbrook.

The Company has revised Amendment No. 1 to include the Retention Bonus Agreement entered into by Roger S. Deacon and the Consulting Agreement entered into by Jerry D. Holbrook as Exhibits 10.5 and 10.6, respectively.

STEVENS & LEE

LAWYERS & CONSULTANTS

Mr. Michael Clampitt

Securities and Exchange Commission

April 18, 2016

Exhibit 8.1

6.	Please revise the penultimate paragraph on page 2 to state that the discussion referenced in the opinion numbered (ii) constitutes Stevens & Lee’s opinion. Also please revise the prospectus to state that the discussion in the tax consequences section is Stevens & Lee’s opinion. In addition, add a date to the Exhibit as well as to Exhibit 8.2.

The Company has revised disclosure on page 89 of Amendment No. 1 as requested and provided signed copies of the tax opinions as Exhibits 8.1 and 8.2.

Thank you for your attention to this matter. We look forward to working with the Commission to resolve and address these comments expeditiously. If you have further questions or need any further information, please do not hesitate to call me at (610) 478-2184.

Sincerely,

STEVENS & LEE

David W. Swartz

Enclosures

cc:	Mr. Jeffrey M. Schweitzer, Univest Corporation of Pennsylvania

Michael S. Keim, Univest Corporation of Pennsylvania

Mr. Thomas M. Petro, Fox Chase Bancorp, Inc.

Mr. Jerry D. Holbrook, Fox Chase Bancorp, Inc.

Mr. Roger S. Deacon, Fox Chase Bancorp, Inc.

Scott A. Brown, Esq., Luse Gorman, PC

Gregory M. Sobczak, Esq., Luse Gorman, PC

Stephanie R. Hager, Esq., Stevens & Lee, P.C.